Exhibit 99.4

RETURN ON ASSETS, DIVIDEND PAYOUTS, AND EQUITY TO ASSETS RATIOS[1,2,3]

	For the three months ended			For the year ended
	October 31	July 31	April 30	January 31	October 31	October 31	October 31
	2015	2015	2015	2015	2015	2014	2013
Return on Assets – reported[4]	0.65%	0.83%	0.71%	0.80%	0.75%	0.83%	0.76%
Return on Assets – adjusted[5]	0.77	0.84	0.83	0.83	0.81	0.86	0.82
Dividend Payout Ratio – reported[6]	53.0	42.7	52.2	43.1	47.3	44.3	46.9
Dividend Payout Ratio – adjusted[7]	44.5	42.3	44.5	41.8	43.3	43.0	43.5
Equity to Asset Ratio[8]	6.0	5.9	5.8	5.8	5.9	5.8	5.9
1	Certain comparative amounts have been restated, where applicable, as a result of the implementation of the 2015 IFRS Standards and Amendments.
2	Calculated pursuant to the U.S. Securities and Exchange Commission Industry Guide 3.
3	The Bank’s financial results are prepared in accordance with International Financial Reporting Standards (IFRS), the current generally accepted accounting principles (GAAP). The Bank refers to results prepared in accordance with IFRS as “reported” results. The Bank also utilizes non-GAAP financial measures referred to as “adjusted” results to assess each of its businesses and to measure overall Bank performance. Please refer to the “Financial Results Overview” section in the Bank’s 2015 Consolidated Financial Statements (www.td.com/investor) for further explanation on adjusted and reported results, a list of the items of note, and a reconciliation of non-GAAP measures.
4	Calculated as Reported net income available to common shareholders and non-controlling interests (NCI) in subsidiaries divided by average total assets.
5	Calculated as Adjusted net income available to common shareholders and NCI in subsidiaries divided by average total assets.
6	Calculated as dividends declared per common share divided by reported basic earnings per share.
7	Calculated as dividends declared per common share divided by adjusted basic earnings per share.
8	Calculated as average total equity (including NCI in subsidiaries) divided by average total assets.